September 12, 2014

Ms. Cecilia Blye
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-7010

Re:	Your letter dated September 2, 2014, regarding Ball Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2013, Filed February 24, 2014 (the “Form 10-K”)
File No. 1-07349

Dear Ms. Blye:

We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and enhancing the overall disclosures in the filing of the Form 10-K and pursuant to your request we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosures in the Form 10-K filing;

●
United States Securities and Exchange Commission staff (“the Commission”) comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the said filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced your comments below in italics immediately prior to our responses.

Ball Corporation
September 12, 2014

General

1.
On page 1 of the 10-K you identify The Coca-Cola Company as a significant customer. On page 46 of the 10-K you disclose that Coca-Cola Bottlers’ Sales & Services Company LLC represented 11% of your net sales in each of the last three years. A Coca-Cola bottler website indicates that The Coca-Cola Company has a distributor in Syria. The DAL Food Industries website indicates that DAL Food Industries is the sole bottler and distributor of The Coca-Cola Company brands in Sudan. On page S-1 of your prospectus supplement filed May 10, 2013, you state that you sell packaging products in Latin America, a region that includes Cuba.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We respectfully advise the Staff that neither the company nor any of its subsidiaries conducts business directly or, to its knowledge, indirectly, with Cuba, Sudan or Syria. We have not had any past contracts nor do we have any current contracts with or revenues generated in Cuba, Sudan or Syria, whether through subsidiaries, affiliates, joint ventures (collectively, “affiliate” or “affiliates”) or other direct and indirect arrangements. Further, due to the current sanctions against these countries, neither the company nor its affiliates have any intentions to enter into future agreements, commercial arrangements or other contracts, directly or indirectly, with the governments of Cuba, Sudan or Syria or with entities known by us to be controlled by such governments.

We are aware of and abide by the legal prohibitions with regard to doing business in Cuba, Sudan and Syria, and prohibit the operating, selling or production of products or services to and/or in any of these countries. Although, as the Staff notes, a certain customer of ours has operations or agreements  to distribute products in Syria or otherwise conduct business with Syria, no affiliates of ours operate in, sell products to or produce for the country of Syria associated with any of our contracts or arrangements with this customer. Additionally, the statements in our prospectus supplement to which you refer to are general statements about geographic regions where goods are sold and do not refer to every country included in that particular region.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Ball Corporation
September 12, 2014

As addressed in item 1. above, neither we nor any of our affiliates conducts business with or in Cuba, Sudan or Syria. As such, we have no contracts directly or indirectly with the governments of any of those countries, or with entities known by us to be controlled by the governments of such countries.

We appreciate your comments and believe we have adequately addressed them in this response.

Sincerely,

/s/ Scott C. Morrison

Scott C. Morrison
Senior Vice President and Chief Financial Officer